SUB-ITEM 77(H) - CHANGES IN CONTROL OF REGISTRANT

At special meetings of stockholders held on January 31, 2011, stockholders of the Registrant approved a new investment management agreement between the Registrant and Bexil Advisers LLC ("Bexil Advisers") and a new slate of directors. The Registrant's investment management agreement with Chartwell Investment Partners, L.P. ("Chartwell") terminated and the terms of office of the former members of the Registrant's Board of Directors ended effective February 1, 2011 upon the closing of the business transaction among Chartwell, Bexil Advisers, and Bexil Corporation.